EXHIBIT 99.1

News for Immediate Release

Electrovaya Announces Three Year Strategic Supply Agreement with Existing and New Global OEM Partners

Expands prior agreement with one of the partners for longer term, higher minimum purchases and adds a new large OEM partner and affiliates

Toronto – November 2, 2023 –Electrovaya Inc. (“Electrovaya” or the “Company”) (NASDAQ: ELVA, TSX:ELVA), a leading lithium-ion battery technology and manufacturing company, today announced that it has executed a Strategic Supply Agreement with two leading affiliated OEM partners for material handling vehicles and other affiliates for the supply of battery systems.

The new three-year agreement provides the two leading OEMs and other affiliated companies with branded lithium ion batteries that are UL 2580 Listed and compatible with most class I, II and III lift trucks as well as automated guided vehicles and robots. The new agreement supersedes a preceding agreement from December 2020 with just one of the OEM partners and includes a longer term with larger minimum purchases to maintain exclusivity. The battery systems will utilize the latest Electrovaya Infinity Battery Technology NMC-Ceramic based systems and provide a full integration with the OEM’s vehicles. This technology has demonstrated industry leading cycle life performance from both internal testing and through independent third-party laboratory testing.

“We are pleased to announce this expanded strategic supply agreement with our largest OEM partner and to welcome the additional OEM partnership,” said Dr. Raj DasGupta, CEO at Electrovaya. “The new agreement builds upon our existing relationship and will enable us to further increase market penetration with two of the largest OEMs in the industry. The material handling and robotics markets require battery systems to operate heavy duty cycles indoors, which calls for technologies with superior safety and longevity. These requirements play to Electrovaya’s strengths, where the Infinity Technology Platform has been shown to provide up to five times the cycle life of typical lithium ion batteries with improved safety due to our proprietary ceramic separator technology. Electrovaya powered equipment is already operational with over 12 Fortune 100 customers and at over 170 warehouse sites on four continents. With this new agreement we believe that we will be able to significantly expand our growing list of global customers.”

“Our relationship with our current material handling OEM partner has been instrumental in our sales success in recent years,” said Dr. Jeremy Dang, Vice President of Business Development at Electrovaya. “For instance in fiscal year 2023, we delivered approximately $36 million worth of products through our OEM channel. We anticipate that having a second major OEM partner should have a strong impact on our sales growth in the coming years.”

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For more information, please contact:

Investors:

Jason Roy, Director Investor Relations and Communications

Electrovaya Inc.

905-855-4618

jroy@electrovaya.com

Brett Maas, Managing Partner

Hayden IR

646-536-7331

brett@haydenir.com

About Electrovaya Inc.

Electrovaya Inc. (NASDAQ:ELVA) (TSX:ELVA) is a pioneering leader in the global energy transformation, focused on contributing to the prevention of climate change by supplying safe and long-lasting lithium-ion batteries. The Company has extensive IP and designs, develops and manufactures proprietary lithium-ion batteries and battery systems for energy storage and heavy duty electric vehicles based on its Infinity Battery Technology Platform. This technology offers enhanced safety and industry leading battery longevity. The Company is also developing next generation solid state battery technology at its Labs division. Headquartered in Ontario, Canada, Electrovaya has two operating sites in Canada and has acquired a 52-acre site with a 135,000 square foot manufacturing facility in New York state for its planned gigafactory. To learn more about Electrovaya, please explore www.electrovaya.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements that relate to, technology development progress, plans for shipment using the Company’s technology, production plans, the Company’s markets, objectives, goals, strategies, intentions, beliefs, expectations and estimates, and can generally be identified by the use of words such as “may”, “will”, “could”, “should”, “would”, “likely”, “possible”, “expect”, “substantial”, “growth”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “objective” and “continue” (or the negative thereof) and words and expressions of similar import. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from expectations include but are not limited to: general business and economic conditions (including but not limited to currency rates and creditworthiness of customers); Company’s UL2580 listing and continuity of that listing on safety and quality is not guaranteed, Company liquidity and capital resources, including the availability of additional capital resources to fund its activities; anticipated revenue growth; ability to maintain revenue and delivery results; anticipated additional customers; ability of the OEMs to meet revenue expectations; that significant price reductions on the purchase price of products may apply in the case of late delivery; level of competition; changes in laws and regulations; legal and regulatory proceedings; the ability to adapt products and services to the changing market; the ability to attract and retain key executives; and the ability to execute strategic plans. Additional information about material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in making forward-looking statements may be found in the Company’s most recent annual information form under the heading “Risk Factors” and annual and interim Management’s Discussion and Analysis under “Risk and Uncertainties” as well as in other public disclosure documents filed with Canadian securities regulatory authorities. The Company does not undertake any obligation to update publicly or to revise any of the forward-looking statements contained in this document, whether as a result of new information, future events or otherwise, except as required by law.

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